UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

FASTFUNDS FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

3118E1088
(CUSIP Number)

G GARO CHALIAN
864 HOMESTAKE CT
CASTLE ROCK, CO 80108
303-810-7088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MARCH 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box   [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	31188E108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G GARO CHALIAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]
(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America, State Of Colorado
NUMBER OF	7	SOLE VOTING POWER

SHARES		7,954,053

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		7,954,053
		SHARED DISPOSITIVE POWER
PERSON	10

WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,954,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

a)	(55.4%) Using the Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year
reporting 14,364,876 outstanding shares of post-split common stock.
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1.	Security and Issuer: FastFunds Financial Corporation, 319 Clematis Street, Suite 400, West Palm Beach, FL 33401…Common Stock, FFFC

Item 2.	Identity and Background

(a)	G Garo Chalian (the “Reporting Person”)

(b)	864 Homestake Ct, Castle Rock, Colorado 80108

(c)	EMPLOYMENT: QUINN AND CHALIAN, LLC, ATTORNEY

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP: United States of America

Item 3.	Source and Amount of Funds or Other Considerations: PERSONAL FUNDS

Item 4.	Purpose of Transaction: PERSONAL INVESTMENT

Item 5.	Interest in Securities of the Issuer

a)	7,954,053 (55.4%) Using the Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year reporting 14,364,876 outstanding shares of post-split common stock.

(b)	G GARO CHALIAN 7,954,053

(c)	Reporting person purchased shares within the past 60 days. Reporting person has not sold any shares.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreement and reported in this Schedule 13D.

(e)	NA

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: Reporting person has no knowledge of Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits….

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/13/2015
Dated

/s/ G Garo Chalian
Signature

G Garo Chalian/Individual
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).